

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2020

Angeliki Frangou
Chairman of the Board of Directors and Chief Executive Officer
Navios Maritime Partners L.P.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re: Navios Maritime Partners L.P.**
> **Registration Statement on Form F-3**
> **Filed April 30, 2020**
> **File No. 333-237934**

Dear Ms. Frangou:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Todd E. Mason, Esq.